Exhibit 99.1

International Royalty Corporation

Consolidated Financial Statements

For the six months ended June 30, 2007 and 2006

(unaudited, expressed in thousands of U.S. dollars)

International Royalty Corporation

Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	June 30, 2007	December 31, 2006

Assets

Current assets
Cash and cash equivalents	$ 1,878	$ 11,575
Restricted cash	411	354
Royalties receivable	10,650	7,751
Prepaid expenses and other current assets	368	292

	13,307	19,972

Royalty interests in mineral properties (note 3)	302,292	240,168

Furniture and equipment	139	153

Investments (note 4)	1,645	-

Other assets	1,823	2,438

	$ 319,206	$ 262,731

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 1,972	$ 2,072

Revolving credit facility (note 5)	5,700	-

Senior secured debentures (note 6)	23,841	22,028

Future income taxes (note 8)	65,498	64,148

	97,011	88,248

Shareholders’ Equity (note 7)

Common shares
Authorized
Unlimited common shares without par value

Issued
68,013,226 (2006 – 58,008,448) common shares	207,789	166,173

Contributed surplus	7,874	5,985

Retained earnings	5,864	2,325

Accumulated other comprehensive income (note 4)	668	-

	222,195	174,483

	$ 319,206	$ 262,731

Commitments and contingencies (note 3)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

International Royalty Corporation

Consolidated Statements of Operations

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Revenues
Royalty revenues	$13,207	$ 2,049	$ 23,385	$ 2,462
Other (note 4)	849	-	849	-

	14,056	2,049	24,234	2,462

Expenses
Amortization	2,315	903	4,439	1,143
Business development expense	422	68	626	247
General and administrative	2,055	1,222	3,988	2,354
Impairment of royalty interests in mineral properties (note 3)	567	-	851	316
Royalty taxes	2,546	368	4,487	437

	7,905	2,561	14,391	4,497

Earnings (loss) from operations	6,151	(512)	9,843	(2,035)

Other income (expense)
Foreign currency loss	(1,852)	(201)	(1,713)	(207)
Interest expense	(740)	(585)	(1,375)	(1,153)
Interest income	26	104	105	218

	(2,566)	(682)	(2,983)	(1,142)

Earnings (loss) before income taxes	3,585	(1,194)	6,860	(3,177)

Future income tax expense (recovery) (note 8)	1,205	(9,848)	2,315	(10,394)

Net earnings	$2,380	$8,654	$4,545	$7,217

Basic earnings per share	$0.04	$0.15	$0.07	$0.13
Diluted earnings per share	$0.03	$0.15	$0.07	$0.12

Basic weighted average shares outstanding	67,622,797	57,181,594	65,217,260	57,106,338
Diluted weighted average shares outstanding	70,438,248	58,097,141	67,295,099	58,024,211

International Royalty Corporation

Consolidated Statements of Retained Earnings (Deficits)

(unaudited, expressed in thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Retained earnings (deficit) at beginning of period	$3,484	$ (7,512)	$ 2,325	$(9,353)
Adjustment to future income taxes (note 8)	-	(3,278)	-	-

Retained earnings (deficit) at beginning of period, restated	3,484	(10,790)	2,325	(9,353)
Net earnings for the period	2,380	8,654	4,545	7,217
Dividends	-	-	(1,006)	-

Retained earnings (deficit) at end of period	$5,864	$ (2,136)	$ 5,864	$(2,136)

Consolidated Statements of Comprehensive Income

(unaudited, expressed in thousands of U.S. dollars)
	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Net earnings for the period, before comprehensive income	$2,380	$8,654	$4,545	$7,217
Unrealized gains on available for sale investments (note 4)	796	-	796	-
Future tax effect on unrealized gains	(128)	-	(128)	-

Comprehensive income	$3,048	$8,654	$5,213	$7,217

International Royalty Corporation

Consolidated Statements of Cash Flows

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Cash flows from operating activities
Earnings for the period	$ 2,380	$ 8,654	$ 4,545	$ 7,217
Items not affecting cash
Depreciation and amortization	2,324	911	4,459	1,159
Impairment of royalty interest in mineral properties	567	-	851	316
Accretion of debenture discount and financing charges	242	218	484	434
Future income tax expense (recovery)	1,205	(9,848)	2,315	(10,394)
Non-cash foreign currency loss	1,953	781	2,178	777
Stock-based compensation expense	340	221	680	442
Other operating income	(849)	-	(849)	-

Changes in non-cash working capital
Increase in royalties receivable	(2,375)	(1,283)	(2,864)	(1,543)
(Increase) decrease in prepaid expenses and other current assets	203	43	(74)	6
(Increase) decrease in other assets	24	(35)	(5)	(70)
Increase (decrease) in accounts payable and accrued liabilities	628	233	(112)	(18)

	6,642	(105)	11,608	(1,674)

Cash flows from investing activities
Acquisition of royalty interests in mineral properties, net of royalties received (note 3)	(17,564)	(10,250)	(67,425)	(10,250)
Restricted cash	(2)	-	(19)	714
Other assets	(629)	-	(637)	-
Other investing activities	-	(35)	(7)	23

	(18,195)	(10,285)	(68,088)	(9,513)

Cash flows from financing activities
Proceeds from unit offering, net of issuance costs	-	-	35,659	-
Proceeds from exercise of warrants and stock options	4,199	274	6,430	286
Revolving credit facility	5,700	-	5,700	-
Dividends paid	-	-	(1,006)	-

	9,899	274	46,783	286

Decrease in cash and cash equivalents	(1,654)	(10,116)	(9,697)	(10,901)

Cash and cash equivalents - beginning of period	3,532	11,950	11,575	12,735

Cash and cash equivalents - end of period	$ 1,878	$ 1,834	$ 1,878	$ 1,834

International Royalty Corporation

Notes to Consolidated Financial Statements (unaudited)

June 30, 2007

1

Nature of business and basis of presentation

International Royalty Corporation (“IRC” or the “Company”) was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the Canada Business Corporations Act on November 12, 2004.  It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the information and notes to the consolidated financial statements required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2006.  In the opinion of management, all adjustments considered necessary for fair presentation have been included.

2

Significant accounting policies

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation described in note 2 to the consolidated financial statements for the fiscal year ended December 31, 2006, with the exception of the following guidelines which were adopted effective on January 1, 2007:

Financial Instruments

The Company has adopted CICA Section 3855 - Financial Instruments - Recognition and Measurement.  Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

Investments

Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.  The Company’s investment in New Horizon Uranium (see note 4) has been classified as available for sale, and accordingly will be reported at fair market value.

Comprehensive Income

The Company has adopted CICA Section 1530 - Comprehensive Income.  Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments, which are not included in net earnings (loss) until realized.

International Royalty Corporation

Notes to Consolidated Financial Statements (unaudited)

June 30, 2007

Transition Adjustment

The adoption of Section 3855 has an impact on the opening balance sheet of the Company.  Financing charges related to the senior secured debentures (the “Debentures”) of $1,257,000 (net of amortization) at December 31, 2006 ($1,135,000 at June 30, 2007) previously were reported as other assets on the balance sheet and were being amortized to interest expense using the effective interest rate method.  Under Section 3855, the Company is recording these charges are reported as a reduction of the carrying value of the Debentures, which are being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method.  The adjustment is reported as a reduction of the opening balances in other assets and senior secured debentures as of January 1, 2007.  This change in presentation will have no impact on past or future earnings of the Company.

3

Royalty interests in mineral properties

(in thousands of US$)	Balance at December 31, 2006	Acquisitions	Impairments	Amortization	Balance June 30, 2007
Production stage:
Voisey’s Bay Royalty	$220,635	$ -	$ -	$ (4,005)	$216,630
Legacy Sand	-	12,035	-	-	12,035
Southern Cross	1,889			(320)	1,569
Williams Mine	1,130	-	-	(112)	1,018
Other	27	-	-	(2)	25
	223,681	12,035	-	(4,439)	231,277
Development stage:
Pascua	-	53,373	-	-	53,373
Gwalia	3,546	-	-	-	3,546
Meekathara	1,421	-	-	-	1,421
Belahouro	817	-	-	-	817
	5,784	53,373	-	-	59,157
Exploration stage:
Aviat One	2,211	-	-	-	2,211
Horizon	-	1,505	-	-	1,505
Tarmoola	1,486	-	-	-	1,486
South Laverton	912	-	-	-	912
Pinson	820	-	-	-	820
Other	5,274	501	(851)	-	4,924
	10,703	2,006	(851)	-	11,858
	$ 240,168	$ 67,414	$ (851)	$ (4,439)	$ 302,292

Acquisition of Pascua Royalty Interests

On January 10, 2007, IRC concluded the first of three closings on the Pascua Royalty, a sliding-scale royalty on the Pascua gold project in Chile from a private Chilean family. The first closing, for a cash price of $11.4 million, covered approximately one fifth of the total royalty being purchased.

International Royalty Corporation

Notes to Consolidated Financial Statements (unaudited)

June 30, 2007

The purchase of an additional interest for $26 million closed on February 16, 2007.  In addition IRC will make two one-time payments of $4.0 million if gold prices exceed $550 and $600 per ounce for any six-month period within the first 36 months after commercial production.  The royalties are limited to the first 14 million ounces of gold produced from the Pascua after which the royalty to be obtained in the second closing will revert to the sellers (with respect to the royalty interest obtained in the first closing, IRC will retain 50% of the royalty after the first 14 million ounces of gold are produced).  IRC has an option, within 36 months of the commencement of commercial production, to acquire up to 50% of the interest obtained in the second closing that would otherwise revert to the original royalty sellers, for up to $4 million.

On May 9, 2007, the Company announced that it had purchased additional interests in the Pascua gold royalty located in Chile for a price of US$15.36 million in cash. A single contingency payment totaling US$2.0 million is payable to the sellers if gold prices exceed US$600 per ounce for any six month period during the first 36 months after the mine is commissioned.  The royalty is also limited to 14 million ounces of gold production; however, the Company has the option to acquire the un-purchased exploration potential beyond the 14 million ounces of gold production for an additional US$2.0 million.  The option expires 36 months from the date of the start of production at the mine.  The Company also retains a right of first refusal to acquire additional royalty interests in the event the owners decide to further reduce their ownership.

The IRC royalties apply to the gold and copper produced from the Pascua, the Chilean side of the Pascua-Lama project. The combined gold royalty is an NSR linear sliding-scale royalty ranging from 0.45% at a gold price of $300 per ounce or below to 3.00% at a gold price of $800 per ounce. The royalty remains at 3.00% at gold prices above $800 per ounce.

The copper royalty is a 0.45% NSR royalty beginning in 2017.  In addition IRC acquired rights to up to $1.0 million in fixed payments from the operator tied to production milestones.

Acquisition of Legacy Sand Royalty

On March 12, 2007 the Company completed the acquisition of a royalty (the “Legacy Royalty”) on the Legacy Sand Project (“Legacy”) in Nance County, Nebraska for US$12.0 million. The Legacy Royalty is styled as a production payment in its primary term, changing to a two percent of sales basis after 12 years. Legacy is a new operation which will produce a range of high-quality industrial sand products beginning in the second half of 2007. The bulk of the initial output for this project will be supplied to the energy service sector as high-value proppant or “frac” sands used for oil and natural gas well stimulation. During the primary term, the Royalty will pay US$4.75 per short ton on the first 500,000 short tons per year produced and sold from the operation during years one through 12.  After year 12, Legacy will pay a 2.0% gross royalty on all production with no tonnage cap.  The seller will have the option in year 21 to re-purchase the Royalty under predetermined terms.

Horizon and Belcourt Royalties

On April 5, 2007, the Company completed the purchase from private parties royalties on the Belcourt and Horizon coal projects in British Columbia, both operated by Peace River Coal Inc.  Of the $2 million purchase price, $1.5 million was allocated to the Horizon property and $.5 million was allocated to the

International Royalty Corporation

Notes to Consolidated Financial Statements (unaudited)

June 30, 2007

Belcourt property.  In addition, the Company has agreed to make an additional $.8 million payment within 10 days of the announcement of a construction decision on the Belcourt property.

Pending royalty acquisitions

Fawcett

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1.0% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30.  Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (“Western”).  The value of the Common Shares has been included in other long-term assets at December 31, 2006 and will be transferred to royalty interests in mineral properties upon closing of the transaction.

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside.  On February 24, 2006, the Supreme Court of British Columbia upheld the underlying royalty sharing agreement between David Fawcett and Western.  On March 24, 2006, Western filed a notice to appeal the decision.  On October 23, 2006, however, Western announced that it was unilaterally discontinuing the appeal but would be taking the position, in the circumstances in which the 1.0% royalty was entered into that any payment on the 1.0% royalty over the sum of $500,000 would constitute the payment of interest in excess of 60% and would be illegal under Section 347 of the Criminal Code of Canada.  Accordingly Western indicated that it would make no payments on the 1.0% royalty over and above $500,000. If correct, this would restrict the payments on that portion of the royalty to be assigned by Fawcett to the Company to $101,500. Fawcett has commenced proceedings challenging this position and seeking a declaration that the 1.0% royalty is not subject to Section 347 of the Criminal Code.

Limpopo

On May 15, 2007, the Company announces an agreement to acquire two platinum-palladium royalties in South Africa, subject to satisfactory due diligence and regulatory approvals.  The agreement calls for consideration of $13.0 million in cash, and applies to two royalties on Lonmin Plc’s (“Lonmin”) Limpopo PGM project, located on the east limb of the Bushveld layered mafic intrusion complex, and comprising ores found in the Merensky and UG2 reefs.

Closing on this acquisition has been delayed pending clarification of certain title and contract issues with respect to the underlying royalty agreements.  The Company has asked the seller for (and been granted?) a 12 month extension from July 31, 2007 to complete the transaction.

Impairments

During the six months ended June 30, 2007, the company impaired royalties on three diamond exploration properties, Jubilee, Bear and Peregrine for a total impairment of $851,000.

International Royalty Corporation

Notes to Consolidated Financial Statements (unaudited)

June 30, 2007

4

Investments

New Horizon Uranium Corporation

In October 2005, the Company agreed to loan $200,000 to New Horizon Uranium Corporation (“NHU”), and since that time has provided selected financial and management services to NHU to assist NHU in the financing of its operations, in order to acquire a royalty interest in NHU’s operations.  In consideration for these services, NHU agreed to give the Company 2,150,000 shares of NHU in the event of a successful public listing of its shares, and to pay the Company a royalty of $0.75/lb on all future production of Uranium by NHU.  On April 12, 2007, NHU completed a reverse take-over of Crossroads Exploration Inc., which is traded on the TSX Venture Exchange (now New Horizon Uranium Corporation).  Upon completion of the reverse take-over, NHU issued the 2,150,000 shares and re-paid the loan to the Company.  The transaction has been recorded as other operating revenue on the Company’s books in the second quarter of 2007 in the amount of $849,000, the initial value of the shares as of April 12, 2007.

The investment in NHU has been classified as available for sale and the unrealized gain on the investment of $796,000 has been recorded as comprehensive income during the quarter ended June 30, 2007.

5

Revolving Credit Facility

The Company entered into a credit agreement dated January 8, 2007 with The Bank of Nova Scotia establishing a revolving credit facility (the “Revolving Facility”) in favour of the Company in the amount of up to $20 million. This amount was increased to $40 million on May 17, 2007.  The Revolving Facility shall be used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.

The Revolving Facility is a two-year revolving loan which is available in multiple currencies through prime rate, base rate and LIBOR advances and through bankers’ acceptance, priced at the applicable rate plus an applicable margin that ranges from 1% to 2%. The Company will pay a standby fee of 1% per annum on the undrawn amount of the Revolving Facility.  The Revolving Facility is repayable in full on January 8, 2009.

The Revolving Facility is subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. Pursuant to the Revolving Facility, the Company granted a second charge over substantially all of its current and future assets. Archean and IRC Nevada Inc. guaranteed the indebtedness of the Company under the Revolving Facility.  IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and Archean provided a second charge over all of its assets (except for its equity interest in Voisey’s Bay Holding Corporation which was not pledged) pursuant to a general security agreement.

International Royalty Corporation

Notes to Consolidated Financial Statements (unaudited)

June 30, 2007

6

Financial Instruments

Fair value

The fair values of the Company’s cash and cash equivalents, restricted cash, royalty receivables and accounts payable and accrued liabilities approximate the carrying amounts due to the short maturities of these instruments. The fair value of the Debentures at June 30, 2007 was approximately $25.8 million.

Interest expense

Details of interest expense were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Accretion of debenture discount and financing charges	$242	$218	$ 484	$ 434
Cash interest expense	498	367	891	719

	$740	$585	$1,375	$1,153

7

Shareholders’ equity

Common Shares issued and outstanding were as follows:

(in thousands of US$)	Shares	Amount

Balance at December 31, 2006	58,008,448	$ 166,173
Exercise of initial financing warrants	469,042	1,207
Exercise of Williams mine warrants	384,000	988
Exercise of compensation warrants	89,736	68
Offering, net of expenses and tax impact	8,334,000	34,831
Exercise of stock options	40,000	227
Exercise of Warrants	688,000	4,295

Balance at June 30, 2007	68,013,226	$ 207,789

International Royalty Corporation

Notes to Consolidated Financial Statements (unaudited)

June 30, 2007

Activity in contributed surplus was as follows:

(in thousands of US$)	Contributed Surplus	Amount

Balance at December 31, 2006	6,044,778	$ 5,985
Exercise of initial financing warrants	(469,042)	(14)
Exercise of Williams mine warrants	(384,000)	(11)
Exercise of compensation warrants	(89,736)	(7)
Offering, net of expenses and tax impact	4,167,000	1,563
Exercise of stock options	(40,000)	(65)
Exercise of Warrants	(688,000)	(257)
Stock-based compensation expense	-	680

Balance at June 30, 2007	8,541,000	$ 7,874

Activity in accumulated other comprehensive income was as follows:

(in thousands of US$)	Amount
Balance at December 31, 2006	$ -
Comprehensive income	796
Balance at June 30, 2007	$ 796

A summary of comprehensive income and retained earnings was as follows:

	June 30, 2007	December 31, 2007
Unrealized gains on available for sale investments	$ 796	$ -
Future tax effect on unrealized gains	(128)	-

Total comprehensive income	668	-
Retained earnings	5,864	2,325

	$6,532	$2,325

Offering

On February 12, 2007 (the “Closing Date”), the Company completed an offering of 8,334,000 units (“Units”) of the Company at a price of CA$5.40 per Unit. Each Unit is comprised of one Common Share and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”), with each Warrant entitling the holder thereof to acquire a further Common Share (each, a “Warrant Share”) at a price of CA$6.50 per Warrant Share for a period of nine months after the Closing Date and at CA$7.00 per Warrant Share from the date that is nine months after the Closing Date until the date that is 18 months after the Closing Date. The expiry date of the Warrants is subject to acceleration if the Common Shares have a closing price at or above CA$8.00 or CA$8.50 during the first or second nine-month period, respectively, for 20 consecutive trading days. Net proceeds to the Company, after agents’ commission and expenses of the offering was CA$42,118,000, or $35,659,000.

International Royalty Corporation

Notes to Consolidated Financial Statements (unaudited)

June 30, 2007

The Company has allocated the net proceeds of the offering between the Common Shares and the Warrants based upon their relative fair values on the Closing Date.  The fair value of the warrants were determined using the Black-Scholes Option Pricing Model, with an assumed risk free interest rate of 4.0% and expected price volatility of the Company’s Common Shares of 38%.

8

Income taxes

The Canadian Federal government has substantively enacted legislation that lowers the Federal income tax rate from 19.0% (rate effective as of January 1, 2010) to 18.5% effective on January 1, 2011.  As a result of this change the Company has reflected its future tax liabilities at the new enacted rate, resulting in the realization of a future income tax benefit of $914,000 during the quarter and six months ended June 30, 2007.

Income tax expense varied from the amount that would be computed by applying the combined federal and provincial income tax rate of 32.12% to loss before income taxes as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Earnings (loss) before income taxes	$3,585	$(1,194)	$6,860	$(3,177)

Expected income tax expense (recovery)	$1,152	$ (384)	$2,203	$ (1,020)
Tax effect of:
Change in income tax rates	(914)	(9,570)	(914)	(9,570)
Stock-based compensation	109	71	218	142
Foreign currency	595	64	550	66
Resource adjustment	295	5	295	(13)
Other	(32)	(34)	(37)	1

Actual income tax expense (recovery)	$1,205	$(9,848)	$2,315	$(10,394)

During the second quarter of 2006 the Province of Alberta substantially enacted a lower provincial income tax rate from 11.5% to 10.0%, effective on April 1, 2006.  In accounting for this change, the Company recorded a future income tax benefit of $3,278,000 as of and for the quarter ended March 31, 2006 based upon the Alberta budget released on March 22, 2006.  Generally accepted accounting principals require that the affect of changes in tax rates be recorded in the period of substantial enactment, and accordingly, this benefit should have been recorded in the quarter ended June 30, 2006.

The adjustment to the first quarter, $3,278,000, has been recorded as a decrease to retained earnings as of March 31, 2006 in these financial statements and the full benefit of the income tax rate reduction in Alberta was reflected in the statement of operations for the three months ended June 30, 2006.  This adjustment had no impact on the results of operations for the six months ended June 30, 2006.  Furthermore, this adjustment had no impact on the cash flows for the three and six month periods ended June 30, 2006.

8